UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

Form 4							OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response 0.5
9;Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
(Print or Type Responses)
1 .Name and Address of Reporting Person* Westcliff Capital Management, LLC	2. Issuer Name and Ticker or Trading Symbol Diedrich Coffee, Inc. (DDRX)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ______Director X 10% Owner ______Officer (give ______Other (specify title below) below) ____________________________
(Last) (First) (Middle) 200 Seventh Avenue, Suite 105	3. IRS Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Year 8/2001
(Street) Santa Cruz, California 95062			5. If Amendment, Date of Original (Month/Year)				7. Individual or Joint/Group Filing (Check Applicable Line) ___Form filed by One Reporting Person X Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 4)	2. Trans- action Date (Month/ Day/ Year)	3. Trans- Action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 AND 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	7/6/2001	P		2,200	A	$3.55		I	See Note 2
Common Stock	7/9/2001	P		3,300	A	$3.4973		I	See Note 2
Common Stock	7/10/2001	P		14,500	A	$3.4973		I	See Note 2
Common Stock	7/11/2001	P		2,500	A	$3.25		I	See Note 2
Common Stock	7/13/2001	P		1,000	A	$3.25		I	See Note 2
Common Stock	7/18/2001	P		1,700	A	$3.2529		I	See Note 2
Common Stock	7/19/2001	P		2,300	A	$3.50		I	See Note 2
Common Stock	7/20/2001	P		800	A	$3.30		I	See Note 2
Common Stock	7/27/2001	P		700	A	$3.35		I	See Note 2
							902,233	I	See Note 3

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained (Over)
in this form are not required to respond unless the form displays SEC 1474 (3-00)

a currently valid OMB control number.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4, and 5)			6. Date Exer- cisable and Expiration Date (Month/Day/ Year).		7. Title and Amount of Securities Underlying Derivative Security (Inst. 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned at End of Month (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 5)
			Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) The reporting persons (the "Reporting Persons") consist of (i) Westcliff Capital Management, LLC, and (ii) Richard S. Spencer III, a manager and the majority member of Westcliff Capital Management, LLC. Each Reporting Person disclaims membership in a group with any other person within the meaning of Rule 13d-5(b)(i) and Rule 16a-1(a)(1) under the Exchange Act.

(2) These securities are owned by entities for which Westcliff Capital Management, LLC is the investment adviser. Each Reporting Person has only a pro rata interest in the securities with respect to which indirect beneficial ownership is reported and disclaims beneficial ownership in such securities except to the extent of such Reporting Person's pecuniary interest.

(3) These securities are owned by investment limited partnerships, of which Westcliff Capital Management, LLC is the general partner and investment adviser, and by entities, for which Westcliff Capital Management, LLC is the investment adviser. Each Reporting Person has only a pro rata interest in the securities with respect to which indirect beneficial ownership is reported and disclaims beneficial ownership in such securities except to the extent of such Reporting Person's pecuniary interest.

Dated: August 8, 2001
Westcliff Capital Management, LLC By: /s/ Richard S. Spencer Richard S. Spencer III, Manager	/s/ Richard S. Spencer Richard S. Spencer III

Joint Filer Information

Name: Richard S. Spencer III

Address: 200 Seventh Avenue, Suite 105, Santa Cruz, California 95062

Designated Filer: Westcliff Capital Management, LLC

Issuer and Ticker Symbol: Diedrich Coffee Inc. DDRX

Statement for Month/Year: July 2001

/s/ Richard S. Spencer

Signature: Richard S. Spencer III

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.